Exhibit 12.1

Heritage Oaks Bancorp
Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges inclusive and exclusive of preferred stock dividends, as well as any applicable deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first by determining the sum of: (a) income (loss) from continuing operations before income taxes, and (b) fixed charges as defined below.

Fixed charges are calculated as the sum of (a) interest costs on deposit relationships, (b) interest costs on borrowings including amortization of discount or premium relating to any indebtedness, (c) that portion of rental expense that is representative of the interest factor and (d) the amount of pre-tax earnings required to cover preferred security.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the dividends paid on our preferred stock.

	For the Three Months Ended March 31,	For the Years Ended December 31,

	2016	2015	2014	2013	2012	2011
Ratio of earnings/(deficiency) to fixed charges
Including dividends on preferred stock	5.3	4.9	3.5	4.3	2.7	2.1
Excluding dividends on preferred stock	5.3	5.0	3.6	5.6	3.9	2.7

	For the Three Months Ended March 31,	For the Years Ended December 31,

	2016	2015	2014	2013	2012	2011
Income/(loss) before taxes (1)	$6,403	$24,231	$13,714	$17,838	$11,239	$9,553
Fixed charges:
Interest expense on deposits	879	$3,615	$3,567	$2,860	$2,988	$4,482
Interest expense on long-term debt and other borrowings	519	2,216	1,590	1,007	830	541
Estimated interest component of rent expense, net	75	299	213	36	91	547
Dividends and accretion on preferred stock (2)	-	27	-	1,106	1,709	1,547
Total fixed charges, including dividends and accretion on preferred stock	$1,473	$6,157	$5,370	$5,009	$5,618	$7,117
Total fixed charges, excluding dividends and accretion on preferred stock	$1,473	$6,130	$5,370	$3,903	$3,909	$5,570

(1)           Income/(loss) before taxes is derived from our consolidated statements of operations, included in our financial statements.

(2)           The preferred stock dividend amounts represent pre-tax earnings required to cover the dividends on preferred stock based on an assumed 36% effective tax rate.